SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/9/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
4,079,700

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,079,700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,946,132 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.01%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
4,079,700

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
4,079,700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,079,700 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.85%

14. TYPE OF REPORTING PERSON

IC

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,079,700

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,079,700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,946,132 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.01%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,079,700

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,079,700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,946,132 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.01%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
4,079,700

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,079,700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,946,132 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.01%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13d filed February 19, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
Letter sent to the independent trustees of the Fund.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 5, 2016, there were 27,466,109 shares of common stock outstanding as of May 31, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 8, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 4,946,132 shares of DCA (representing 18.01% of DCA's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 4,946,132 shares of DCA include 4,079,700 shares (representing 14.85% of DCA's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise investment authority: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP,
Bulldog Investors General Partnership, Mercury Partners, LP, Steady Gain Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 4,946,132 shares of DCA beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 866,432 shares (representing 3.16% of DCA's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 4,079,700 shares. Bulldog Investors, LLC has shared power to dispose of and vote 866,432 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DCA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 8/10/16 the following shares of DCA were purchased:

Date:		        Shares:		Price:
08/10/16		12,600		4.5712		12,600
08/11/16		4,216		4.5976		4,216
08/12/16		15,061		4.6087		15,061
08/15/16		18,200		4.6126		18,200
09/06/16		56,478		4.6735		56,478
09/08/16		101,268		4.6573		101,268



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/9/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLC, 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 881-7111 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com

September 9, 2016

R. Keith Walton
James B. Rogers, Jr.
William R. Moyer
James M. Oates
In care of Virtus Total Return Fund
101 Munson Street
Greenfield, MA 01301-4506

Dear Messrs. Walton, Rogers, Moyer, and Oates:

    We are writing to you, the independent trustees of Virtus Total Return Fund (DCA), about the announcement issued on September 7, 2016 regarding a proposed merger between DCA and The Zweig Fund. As a beneficial holder of more than 17% of DCA's shares, it is an understatement to say that we were surprised to first learn about the merger in a public announcement. In any event, you need to know that we are firmly opposed to the merger.

    Moreover, we are concerned that Virtus Investment Advisors (Virtus) apparently failed to provide the board with the unfiltered information it needs to make a sound decision. We say this because when we spoke to two representatives of Virtus shortly after the announcement of the merger, they expressed surprise that we were not enthusiastic about it. Since we recently championed (and stockholders approved) a proposal to liquidate DCA and eliminate the discount, it is inexplicable that they would assume that we would be supportive of the proposed merger. In any event, unless the proposed merger is significantly modified to address our concerns, we think there is virtually no chance that DCA's stockholders will approve it and thus the expenditure of funds that have already been, or will be spent, to pursue it, constitutes corporate waste.

    We need to speak directly with an ad hoc committee of the independent trustees about this matter. It is time for you to step in and to stop wasting stockholder money on a merger that is D.O.A. Please contact the undersigned by September 14th to arrange a meeting.

					       		Very truly yours,

			 				/S/ Phillip Goldstein

							Phillip Goldstein
							Member